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                                          UNITED STATES
                                     SECURITIES AND EXCHANGE
                                            COMMISSION
                                      Washington, D.C. 20549

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                                            FORM 12b-25                                         SEC FILE NUMBER

                                    NOTIFICATION OF LATE FILING                                    811-10087
                                                                                              ---------------------
                                                                                              ---------------------


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                                                                                              ---------------------
                                                                                                CUSIP NUMBER
(Check One): [ ]Form 10K   [ ] Form 20-F  [ ] Form 11-K   [ ]  Form 10-Q   [X] Form N-SAR     ---------------------

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               For Period Ended:    December 31, 2000
                                 ------------------------------
               [   ]  Transition Report on Form 10-K
               [   ]  Transition Report on Form 20-F
               [   ]  Transition Report on Form 11-K
               [   ]  Transition Report on Form 10-Q
               [ X ]  Transition Report on Form N-SAR
               For the Transition Period Ended:
                                                --------------------------------
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  Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


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PART I - REGISTRATION INFORMATION

        Snoqualmie Asset Fund, Inc.
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Full name of Registrant

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Former Name if Applicable

        1201 Third Avenue WMT 1706
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Address of Principal Executive Office (Street and Number)

          Seattle, Washington  98101
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     |   (a)     The reasons described in reasonable detail in Part III of this
     |           form could not be eliminated without unreasonable effort or
     |           expense;
     |
     |   (b)     The subject annual report, semi-annual report, transition report
     |           on Form 10-K, Form 20-F, 11-K or Form N-SAR , or portion
[X]  |           thereof, will be filed on or before the fifteenth calendar day
     |           following the prescribed due date; or the subject quarterly
     |           report of transition report on Form 10-Q, or portion thereof
     |           will be filed on or before the fifth calendar day following the
     |           prescribed due date; and
     |
     |   (c)     The accountant's statement or other exhibit required by Rule
     |           12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The registrant is unable to timely complete the information required in Form N-SAR due to the following reasons:

        1. The registrant's principal office and accounting records are located in Seattle, Washington. On the morning of February 28, 2001, the Seattle area experienced a large magnitude earthquake. As a result of the earthquake, the records necessary to complete Form N-SAR were unavailable. Additionally, the personnel responsible for maintaining such records were also not available.


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2.      All of the information needed from third parties to complete the required attachments to Form N-SAR has not been received yet

The reasons described above could not be eliminated without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification
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
               Robert H. Miles                     (206)                        377-5957
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               Name                              (Area Code)                (Telephone Number)
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(2)     Have all other periodic reports under Section 13 or 15(d) of the
        Securities Exchange Act of 1934 or Section 30 of the Investment Company
        Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                [X] Yes  [ ] No

                         (Not Applicable - First Report)
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(3)     It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes  [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           SNOQUALMIE ASSET FUND, INC.
           ----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 2, 2001                  By     /s/ Robert H. Miles
     -------------------------------      --------------------------------------
                                             Robert H. Miles, Vice President






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